SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayers’ ID (CNPJ): 76.483.817/0001-20 Publicly-held Company - CVM 1431-1

RI COPEL 018 / 2007

COMMUNICATION TO THE MARKET

TOTAL SPLIT-OFF AND LIQUIDATION OF COPEL PARTICIPAÇÕES S.A.

Companhia Paranaense de Energia – COPEL, in compliance with CVM Instruction No. 358/2002, informs the market that the Company's Board of Directors, at its 119th ordinary meeting held on November 27, 2007, approved the corporate restructuring which involves assumption of assets and liabilities of COPEL Participações by the holding company COPEL and by COPEL Geração, and the consequent liquidation of COPEL Participações.

Reasons: The reorganization is part of the process of implementing the best practices of corporate governance in the COPEL group, promoting greater transparency and to simplify the group's shareholding structure and reduce costs as this will rationalize and simplify the structures of the companies involved, thus bringing in administrative, economic, financial and tax benefits through a reduction of combined operating expenses.

Assets split off: The assets split off from Copel-PAR to be reverted to Copel-GER consist of stakes in power generation and transmission consortia, while the assets split off from Copel-PAR to be reverted to the holding company COPEL consist of other shareholding interests.

The transfer of assets and liabilities will not involve any financial payouts because all the companies involved in the operation are wholly-owned subsidiaries of COPEL.

Curitiba, November 27, 2007

Paulo Roberto Trompczynski

CFO and IRO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.